SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 3, 2022

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia Board of Directors resolved to issue shares to the company and resolved on a directed share issuance for the settlement of shares under previous Nokia Equity Programs

STOCK EXCHANGE RELEASE 1 (2)

3 February 2022

Nokia Corporation

Stock Exchange Release

3 February 2022 at 8:30 EET

Nokia Board of Directors resolved to issue shares to the company and resolved on a directed share issuance for the settlement of shares under previous Nokia Equity Programs

Nokia’s Board of Directors has resolved to issue 20 800 000 new shares in a directed share issuance without consideration to Nokia Corporation to be later used to fulfil the company’s obligations under its equity plans that vest in 2022 and during the first quarter of 2023.

Nokia expects that the shares are registered with the Finnish Trade Register on or about 4 February 2022 and the shares will carry the shareholder rights attached to them as of the registration date. The total number of Nokia shares following the registration will equal 5 696 261 159 and following the issuance the number of shares held by Nokia Corporation will equal 49 550 329. The new shares are expected to commence trading on Nasdaq Helsinki as of 7 February 2022, and on Euronext Paris as of 8 February 2022, together with other Nokia shares (NOKIA). Euronext Paris will publish a separate notice announcing the admission of the new shares to trading on Euronext Paris.

Additionally, the Board of Directors has resolved on a directed issuance of a maximum number of 20 800 000 Nokia shares (NOKIA) held by Nokia Corporation, as a result of the above-mentioned issuance to itself, to settle its commitments under the 2021–2023 Employee Share Purchase Plan, 2019 Performance Share Plan and various Restricted Share plans that vest in 2022 and during the first quarter of 2023. The shares are issued without consideration. Each share delivery shall be published separately by a stock exchange release.

Both resolutions to issue shares are based on the authorization granted to the Board of Directors by the Annual General Meeting on 8 April 2021.

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Katja Antila, Head of Corporate Communications

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	2(2)
3 February 2022

Forward-looking statements

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to: (i) competitive intensity, which is expected to continue at a high level; (ii) our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments; (iii) our ability to procure certain standard components and the costs thereof, such as semiconductors; (iv) disturbance in the global supply chain; (v) scope and duration of the COVID-19 pandemic, and its economic impact; (vi) accelerating inflation; (vii) other macroeconomic, geopolitical, industry and competitive developments; (viii) timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies, consumer electronics companies and other licensees; (ix) results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing; (x) timing of completions and acceptances of certain projects; (xi) our product and regional mix; (xii) uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to regional profit mix, net sales subject to withholding taxes, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reform in the U.S. and OECD initiatives; (xiii) our ability to utilize our US and Finnish deferred tax assets and their recognition on our balance sheet; (xiv) our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well as the risk factors specified in our 2020 annual report on Form 20-F published on 4 March 2021 under Operating and financial review and prospects-Risk factors.

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions and competitiveness, as well as results of operations including market share, prices, net sales, income and margins; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; and E) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the risk factors above.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2022	Nokia Corporation

By:	/s/ Esa Niinimäki
Name:	Esa Niinimäki
Title:	Deputy Chief Legal Officer, Corporate